650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

July 13, 2009

VIA EDGAR AND FACSIMILE

Mr. Craig D. Wilson

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sanmina-SCI Corporation
Form 10-K For Fiscal Year Ended September 27, 2008
Forms 10-K/A For Fiscal Year Ended September 27, 2008
Filed May 11, 2009 and June 11, 2009
Forms 8-K Filed on January 21, 2009 and April 22, 2009
Commission File Number 000-21272

Dear Mr. Wilson:

On behalf of Sanmina-SCI Corporation (the “Company”), I refer to the letter from the staff of the Securities and Exchange Commission (the “Staff”) dated June 30, 2009 relating to the above-referenced annual report on Form 10-K, amendments to the above-referenced annual report on Form 10-K/A and current reports on Form 8-K (the “Letter”).  The purpose of this letter is to inform you in writing that the Company is reviewing the Staff’s comments and is in the process of preparing a response to the Letter.  The Company intends to submit a response to the Letter on or before July 21, 2009.

Please direct any questions or comments regarding this letter to the undersigned at (650) 493-9300 or via facsimile at (650) 493-6811.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jon Layman

Jon Layman

cc:	Michael Tyler
Executive Vice President, General Counsel and Corporate Secretary

Christopher K. Sadeghian
Vice President, Corporate Securities and Assistant General Counsel
Sanmina-SCI Corporation

AUSTIN   NEW YORK   PALO ALTO   SAN DIEGO   SAN FRANCISCO   SEATTLE   SHANGHAI   WASHINGTON, D.C.